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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 0-11402

                           NOTIFICATION OF LATE FILING

[X] FORM 10-K [ ] FORM 20-F [ ] FORM-11K [ ] FORM 10-Q [ ] FORM N-SAR

     For period Ended: March 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended: Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                     Part I


                             REGISTRANT INFORMATION

Full name of registrant: Telxon Corporation

Former name, if applicable: Not applicable

Address of principal executive office: 1000 Summit Drive

City, state and zip code: Cincinnati, Ohio 45150


                                    PART II


                            RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III


                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     As reported in the Registrant's press release of June 29, 2000 (the "June Release") filed under cover of a Form 8-K of even date, the filing of the Registrant's Form 10-K for the fiscal year ended March 31, 2000 has been delayed to permit the Registrant and its current and former independent accountants to examine and incorporate the effects of a pending restatement of the Registrant's results of operations for fiscal years 1999 and 1998 resulting from an agreement made during the fourth quarter of fiscal 1998 with a value-added distributor on terms making recognition of the associated revenue more appropriate on a sell-through basis. The Registrant and its independent accountants are also assessing the effects of recent comments issued to the Company by the Securities and Exchange Commission's Division of Corporation Finance regarding the Registrant's previous filings. As a result, the preparation and audit of Registrant's fiscal 2000 financial statements and Form 10-K cannot be completed for filing within the period prescribed by Form 10-K. Registrant's management presently expects to be able to file the Form 10-K as contemplated by Rule 12b-25(b)(2).

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                                    PART IV


                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Woody M. McGee            (330)                  664-1000
           (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [ ] Yes [X] No

The Registrant was unable timely to file the Form 10-K for its fiscal year ended March 31, 1999 but has timely made all subsequent required filings.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



     Based on the information presently available, the Registrant anticipates that its earnings for the fourth fiscal quarter ended March 31, 2000, as well as its results for the full fiscal year then ended, as will be reflected in the annual financial statements to be included in the subject Form 10-K, will show higher fourth quarter revenues than in the corresponding fiscal 1999 period and significant net income for fiscal 2000 as compared to the net loss for the prior year. The Company's fiscal 2000 net income was primarily the result of non-operating gains related to the Cisco Systems, Inc. stock which the Company received in exchange for its remaining stockholdings in its former Aironet Wireless Communications, Inc. subsidiary as the result of Cisco's March 15, 2000 acquisition through merger of Aironet, as reported in the Registrant's Current Report on Form 8-K dated March 15, 2000 and filed March 30, 2000. The Registrant's operating losses for the quarter and year ended March 31, 2000 were less than those incurred for the same periods of the prior fiscal year. At this time, the Registrant believes that the consolidated product revenues previously reported for the quarter and year ended March 31, 1998 were overstated by $8.1 million and that the aggregate consolidated product revenues for the year ended March 31, 1999 were understated by that same amount. The foregoing adjustments will not result in any change in the Registrant's consolidated balance sheet as at March 31, 1999.

     Registrant's management is continuing to review the recent SEC comments with its independent accountants, including, but not limited to, the recognition of revenues from the Registrant's indirect sales channel generally and the timing of charges for inventory obsolescence, severance and asset impairment as recorded by the Registrant for fiscal 1998 and 1999 which could result in further adjustments to the Registrant's previously reported financial position and/or results of operations. Accordingly, the final restated results for the fiscal 1998 and 1999 periods cannot reasonably be estimated, and the differences between the fiscal 2000 results and those for the fiscal 1999 period cannot be quantified at this time. Registrant's management, however, does not expect that any resulting adjustments will have a material impact on its financial position or results of operations for the year ended March 31, 2000 as reported in its press release of May 23, 2000 and to be reflected in the audited consolidated financial statements as will be included in the subject Form 10-K.

                               TELXON CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2000            By:  /s/ Woody M. McGee
      -------------                 ----------------------
                                    Woody M. McGee
                                    Vice President, Chief Financial Officer